Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Road
North Melbourne
Victoria, 3051
Australia

ASX ANNOUNCEMENT

Telix Appoints David Gill as Non-Executive Director

Melbourne (Australia) and Indianapolis, IN (U.S.) – April 2, 2026. Telix Pharmaceuticals Limited (ASX: TLX, NASDAQ: TLX, “Telix”) today announces the appointment of David Gill as a Non-Executive Director (NED), as part of Board expansion and succession planning. The appointment is effective May 11, 20261. Mr. Gill is expected to be appointed as Chair in due course, succeeding Dr. Mark Nelson who will remain on the Board as a NED.
Mr. Gill is a life sciences executive with over 35 years’ experience in senior general management and financial leadership roles across commercial and clinical-stage biopharmaceutical (including radiopharmaceuticals) and medical device companies. He currently serves on the boards of Evolus, Inc. (NASDAQ: EOLS), Allucent LLC, Bridge to Life Ltd, RapidPulse Inc. and huMannity Medtec (formerly Alfred Mann Foundation), and was until recently a board member of Y-mAbs Therapeutics, Inc. (NASDAQ: YMAB), Strongbridge Biopharma plc (NASDAQ: SBBP), Alpha Source Inc, Healthtronics, Inc, and Perimetrics, LLC.
Mr. Gill brings deep expertise in capital markets, scaling businesses, governance and corporate turn-around strategy and has served as Chief Financial Officer or President of multiple publicly traded companies, including EndoChoice Holdings, Inc. (NYSE: GI, acquired by Boston Scientific), INC Research (NASDAQ: INCR, now Syneos Health), and CTI Molecular Imaging (NASDAQ: CTMI, acquired by Siemens). He holds a B.S. in Accounting from Wake Forest University and an MBA from Emory University.
Telix Interim Chair, Mark Nelson, commented, “We are pleased to welcome David to the Board, where his strong financial expertise and deep knowledge of U.S. capital markets will be highly valuable. We intend to further strengthen the Board through additional appointments aligned with our growth trajectory and governance needs as a dual-listed company.”
Change of Company Secretary
The Company also advises that Genevieve Ryan has tendered her resignation as Company Secretary, effective today, April 2, 2026. The Company and Board thank Ms. Ryan for her valuable contributions and service to the organization since December 2022 and wish her well in future endeavors.
Mr. Shomalin Naidoo has been appointed Company Secretary effective today, April 2, 2026, on an interim basis, while the Company recruits a permanent Company Secretary. Mr. Naidoo will be the primary person responsible for communications with the ASX under ASX Listing Rule 12.6 in relation to Listing Rule matters.

About Telix Pharmaceuticals Limited
Telix is a global biopharmaceutical company focused on the development and commercialization of radiopharmaceuticals with the goal of addressing significant unmet medical need in oncology and rare diseases. Telix is headquartered in Melbourne (Australia) with international operations in the United States, United Kingdom, Brazil, Canada, Europe (Belgium and Switzerland) and Japan. Telix

is listed on the Australian Securities Exchange (ASX: TLX) and the Nasdaq Global Select Market (NASDAQ: TLX).
Visit www.telixpharma.com for further information about Telix, including details of the latest share price, ASX and U.S. Securities and Exchange Commission (SEC) filings, investor and analyst presentations, news releases, event details and other publications that may be of interest. You can also follow Telix on LinkedIn, X and Facebook.

Telix Investor Relations (Global) Ms. Kyahn Williamson SVP Investor Relations and Corporate Communications kyahn.williamson@telixpharma.com	Telix Investor Relations (U.S.) Ms. Annie Kasparian Director Investor Relations and Corporate Communications annie.kasparian@telixpharma.com	Telix Investor Relations (Australia) Ms. Charlene Jaw Associate Director Investor Relations charlene.jaw@telixpharma.com

Media Contact
Eliza Schleifstein
917.763.8106 (Mobile)
Eliza@schleifsteinpr.com

This announcement has been authorized for release by the Telix Pharmaceuticals Limited Board of Directors.
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Cautionary Statement Regarding Forward-Looking Statements.
You should read this announcement together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F filed with the SEC, or on our website.
The information contained in this announcement is not intended to be an offer for subscription, invitation or recommendation with respect to securities of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this announcement are subject to change without notification.  To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this announcement.
This announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as “may”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “outlook”, “forecast” and “guidance”, or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix’s good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix’s business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix’s business, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress, completion and results of Telix’s preclinical and clinical trials, and Telix’s research and development programs; Telix’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix’s product candidates, including TLX101-Px and TLX250-Px, manufacturing activities and product marketing activities; Telix’s sales, marketing and distribution and manufacturing capabilities and strategies; the commercialization of Telix’s product candidates, if or when they have been approved; Telix’s ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix’s expenses, future revenues and capital requirements; Telix’s financial performance; developments relating to Telix’s competitors and industry; the anticipated impact of U.S. and foreign tariffs and other macroeconomic conditions on Telix’s business; and the pricing and reimbursement of Telix’s product candidates, if and after they have been approved. Telix’s actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.
©2026 Telix Pharmaceuticals Limited. All rights reserved.

1 Subject to grant of Australian Director Identification number.